

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2011

<u>Via E-Mail</u>
Richard D. Levy
Executive Vice President & Controller
Wells Fargo & Company
420 Montgomery Street
San Francisco, California 94163

> **Re:** **Wells Fargo & Company**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
> **Filed May 6, 2011**
> **File No. 001-02979**

Dear Mr. Levy:

We have reviewed your response dated May 25, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2010</u>

<u>Risk Management – Credit Risk Management, page 54</u>

<u>Table 25: Home Equity Portfolios, page 63</u>

1.   We note your response to prior comment five in our letter dated May 11, 2011 and that 41% of your NHEG balances are in junior lien positions behind third party first liens. In addition, we note from your response that you are not provided with delinquency or default information on the first lien loan until the foreclosure sale. Please explain to us how you take this information into consideration in your determination of your general

reserve for the home equity portfolio. Specifically, discuss if the junior lien loans with positions behind third party first liens are considered a separate pool for your calculation. If so, tell us the qualitative factors you consider for the pool (i.e. trend of higher delinquencies, etc.) and if the loss factors are weighted differently than the remaining home equity loan portfolio.

2.   Please tell us and disclose in future filings the portion of your TDRs in the home equity portfolio that are in a junior lien position behind third party first liens. In addition, tell us whether third party first lien holders contact you to discuss modifications of both the first and junior liens combined and if so, how susceptible you are to enter into these joint modifications if the junior lien you hold is performing.

Liability for Mortgage Loan Repurchase, page 72

3.   We note your response to prior comment six in our letter dated May 11, 2011 and the disclosures proposed for future filings. It appears that your proposed disclosure of the high end of the range represents the high end of the range of "probable" losses, instead of "reasonably possible" losses. Additionally, it is unclear why your proposed disclosure would also indicate that for matters where an unfavorable outcome is reasonably possible but not probable that there may be a range of possible losses in excess of the established liability that cannot be estimated as this amount should be captured in your estimate of the high end of the range of possible losses. Please clarify what your proposed disclosure is intending to capture and confirm that you will provide an estimate of reasonably possible losses in excess of the amount accrued.

4.   We note your response to prior comment seven in our letter dated May 11, 2011 and that 65% of the mortgage insurance rescission notices you received in 2010 resulted in repurchase demands. In an effort to provide greater transparency of the risk and exposure of repurchase demands due to mortgage insurance rescissions please disclose the information from your response in future filings. Additionally, please clarify whether you factor in projected mortgage insurance rescissions (as opposed to the ultimate amount of mortgage insurance rescissions which result in a demand) into your repurchase liability.

Note 8: Securitization and Variable Interest Entities, page 146

5.   We note your responses to prior comments 16 and 17 in our letter dated May 11, 2011. Please confirm to us that you do not hold any equity interest in the VIEs discussed. In addition, consider revising your table of unconsolidated VIEs with which you have significant continuing involvement to present separate debt and equity interest columns in an effort to provide greater transparency.

6.   We note from your response to prior comment 18 in our letter dated May 11, 2011 that your exposure to loss associated with loans sold to the GSEs or GNMA are the same as

loans in other unconsolidated trusts for which servicing is your only continuing involvement. Please tell us and revise to disclose in future filings if you have received requests to repurchase loans from GNMA and describe the process in greater detail, including the legal entity that makes the repurchase request if it differs between FHA and VA collateral. As part of your response, please clarify whether your GNMA securitizations have collateral mixed of FHA and VA loans and discuss how the different levels of guarantee/loss reimbursement work for the FHA and VA loans. Finally, please tell us the amount of VA losses you have recognized in excess of the VA guarantee and whether there are any specific geographic concentrations where those losses are occurring.

7.   As a related matter, we note that FHA and VA loans have high delinquency rates, but given the guarantees provided by the U.S. Government, you continue to keep the loans on accrual status. In this regard, we note that as of March 31, 2011, you have $17.9 billion of these loans that are 90 days past due but still on accrual status. Please tell us whether you have experienced any increases in denials of claims from the U.S. Government on these types of loans.

Note 9: Mortgage Banking Activities, page 156

8.   We note from your response to prior comment 20 in our letter dated May 11, 2011 that the prepayment speed and other cash flow/assumption updates during 2009 and 2010 mostly resulted in a decrease in your MSRs valuation except for three quarters. Also, we note that two of the quarters where these updates were positive to the MSRs valuation were the fourth quarter for both 2009 and 2010. Please explain to us the reason for this trend in improvement in the MSRs valuation during the fourth quarter. In your response, specifically identify which assumptions had the greatest impact and why.

9.   We note from your response to prior comment 22 in our letter dated May 11, 2011 that you are the master/primary servicer for your commercial MSR portfolio, but that there is a special servicer who has the right to service and work out delinquent and foreclosed loans. Please explain to us all the differences between a master/primary servicer and special servicer including if a contractual service fee is paid for both and if there is a significant difference in the fee structure. Tell us if you are the special servicer for any of your commercial MSRs and describe the business reasons why it is not beneficial for you to perform the duties of both servicers.

10.   We note from your response to prior comment 22 in our letter dated May 11, 2011 that the entire residential amortized MSR portfolio was originated in the fourth quarter of 2010. In addition, we note your response to prior comment 23 that you elected the amortization method under the determination that certain residential MSRs retained on loans with low mortgage interest rates represented a new class of MSRs due to limited prepayment and impairment risk. Please tell us if you had servicing assets and/or liabilities that would belong to the new class had it previously been recognized, as well as

whether you have added more servicing assets to this new class subsequent to March 31, 2011. Also, tell us how the low interest rates on the underlying mortgage loans in the new class were significantly different from residential MSRs originated in 2009 and the first nine months of 2010.

Note 14: Guarantees and Legal Actions, page 166

Loans and MHFS Sold with Recourse, page 167

11.   We note your response to prior comment 25 in our letter dated May 11, 2011. Please revise disclosures in future filings to include the information from the response.

Definitive Proxy Statement on Schedule 14A

Business Line Performance, page 63

12.   We note your response to prior comment 26 in our letter dated May 11, 2011 where you indicate that the HRC "did not separately or specifically focus on achievement of [the] respective business line performance goals." We also note your disclosure on page 63 that "[s]uccess or failure at achieving business line results is factored into the HRC's executive compensation decisions for the business line leaders." Please revise your disclosure in future filings to clarify how the HRC evaluates achievement of the business line financial performance goals and to clearly indicate whether or not the goals are material in the context of actual executive compensation for these individuals. If the HRC does not focus on achievement of the goals and you believe they are immaterial, explain what the HRC feels is the purpose of establishing business line performance goals.

2010 Annual Incentive Compensation, page 67

13.   We note your response to prior comment 28 in our letter dated May 11, 2011. When performance targets are measured against a peer group, please revise future filings to specifically disclose the performance levels that you and the peer group achieved. For example, provide us with disclosure that indicates the RORCE level you achieved and the RORCE level that was the median of the peer group.

Summary Compensable Table, page 74

14.   The circumstances that you describe in your response to prior comment 30 in our letter dated May 11, 2011 appear to differ somewhat from the fact pattern set forth in Question 119.24 of the Regulation S-K Compliance & Disclosure Interpretations. Specifically, we note that the HRC did not reduce the amount of an equity incentive plan award that it granted to Ms. Tolstedt in 2009; rather, it determined to convert a portion of Ms. Tolstedt's non-equity incentive plan compensation to a grant of RSRs in February 2010.

Richard D. Levy
Wells Fargo & Company
June 9, 2011
Page 5

To assist us in evaluating your response, please respond to the following.

- Tell us the grant date fair value of the award and how you calculated it.

- We note on page 65 that the HRC has discretion to pay annual incentive awards in stock awards instead of cash. Tell us how often and the circumstances under which the HRC exercises that discretion. Also, tell us why the HRC decided to pay Ms. Tolstedt's award in RSRs, rather than cash as originally contemplated.

- Provide us with a revised footnote (4) that describes in greater detail the circumstances surrounding the RSR grant as reflected in your response.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Note 8: Mortgage Banking Activities, page 93

15. We note your response to prior comment 33 in our letter dated May 11, 2011 and that the increase in the valuation allowance for the residential amortized MSRs were for the GNMA securitizations. Please explain to us why the GNMA stratum has higher default projections and unreimbursed foreclosure expenses compared to other conventional product stratums.

You may contact Lindsay McCord at (202) 551-3417 or me at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Michael Seaman, Special Counsel, at (202) 551-3366 with any other questions.

Sincerely,

/s/ Stephanie L. Hunsaker

Stephanie L. Hunsaker
Senior Assistant Chief Accountant